Exhibit 99.1

ASX ANNOUNCEMENT 16 August 2018 Proposed Joint Venture with Beijing Zishan Health Consultancy Limited Melbourne, Australia, 16 August 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has signed a Heads of Agreement (Agreement) with Beijing Zishan Health Consultancy Limited (Zishan). The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG’s genomic tests into the health sector in the People’s Republic of China. The two parties bring complementary skills and assets to the proposed Joint Venture. Zishan will take on the functions of sales, account management, marketing and promotion of GTG’s genetic risk assessment products for the Chinese market. Zishan and its associated entities have strong relationships with the Chinese government and will be an effective liaison between GTG and the China Food and Drug Administration (CFDA). GTG will provide the technology for its BREVAGenplus®, non-familial breast cancer genetic screening test and pipeline of other risk assessment tests as they become available. GTG will work with Zishan to explore options for a licenced genetic testing facility in China for the purposes of conducting genetic tests using GTG’s patented technology. It is intended that the Joint Venture will be owned 50% by GTG and 50% by Zishan and its associated entities. Board positions will likewise be allocated 50% to GTG and 50% to Zishan and its associated entities. Breast cancer is the most common cancer among women in China, according to the latest data from China’s national cancer registry. With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest markets for genomic testing across a range of diseases. Dr Paul Kasian, Genetic Technologies’ Chairman commented: “We’re excited to work with Zishan Health. China is on the forefront of preventative and precision medicine. We look forward to exploring ways we can improve the lives of Chinese people by providing insight into genetic risk that can inform individualised screening and treatment of disease.” Gao Lei, Executive Director of Beijing Zishan Health Consultancy Limited further commented: “The Healthy China 2030 plan, launched by President Xi Jinping in August 2016 is comprised from six policy areas. One of which is focused on the prevention and treatment of chronic, non-communicable diseases such as diabetes, cancers, stroke and obesity. Genetic screening companies have been identified as critical in the early detection of such diseases and therefore lead to proactive treatment. After significant analysis and review of many international genetic screening companies that can participate and truly make a difference in China’s Health sector, Zishan Health is proud to have selected GTG as its partner in China. Not only because of GTG’s leading technology but also the executive management and leadership team in GTG provide Zishan the confidence of a mutual beneficial and successful partnership in China.” Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Chairman and Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com About Beijing Zishan Health Consultancy Ltd China Healthcare Market will constitute one of the largest markets in the world. In addition to rising demand for the best available treatment from newly affluent consumers, China is facing new challenges as cancer, heart disease, diabetes and other chronic diseases afflict more of its population. In line with the Healthy China 2030 China plan and based in mainland China, Beijing Zishan Health Consultancy is focusing on the development and management of healthcare sectors in China that include Biotechnology, Medical Devices / Diagnostic equipment, Medical Services, Digital Health Technology, Healthcare Distribution and Health Investment Funds. Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040